Filed by DigitalGlobe, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.
Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012 (the "Merger Agreement"), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc.  The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by DigitalGlobe, Inc. on July 23, 2012, and is incorporated by reference into this filing.

DRAFT Partner Letter

Dear [INSERT PARTNER NAME]:

As a trusted partner of DigitalGlobe, I wanted to reach out to you with additional information about our announcement to combine with GeoEye and how that will impact our ecosystem of partners.

As you know, on July 23rd, we announced that DigitalGlobe has reached an agreement with GeoEye to combine our companies to create a global leader in earth imagery and geospatial analysis.  I have attached a copy of this release for your reference.  Since the announcement, we have met with many of our customers, business partners and other key stakeholders, and we’ve been very pleased with the support our combination has received to date.

We continue to be very excited about this announcement and the benefits it can deliver to all stakeholders – including our valued business partners.  We believe a combination with GeoEye will create a transformative company that marries the best imagery collection, processing and analytic capabilities and build a dynamic geospatial information business better suited to meet your needs.  Together, we will have a robust set of financial attributes that will enable us to better serve a wide range of customer needs and compete in a high-growth and dynamic global market.

Once complete, the combined entity will provide a wider array of information and imagery products to help you solve your most complex problems, enabling you to save time, money and lives.  Leveraging over 20 years of combined experience flying satellites and collecting earth imagery, the collection capabilities of five advanced satellites, an archive of over 3.2B km2 of earth imagery, an entire fleet of polar and equatorial RGTs, and the knowledge and expertise of some of the world’s best geospatial production and analysis services, DigitalGlobe will be firmly poised to deliver the information, imagery and geospatial analysis that you require, when you require it, all within your existing workflows.

The combined company will retain the DigitalGlobe name and will continue to be headquartered in Colorado.  We will also retain a large and important presence in Missouri and Virginia and maintain offices in other locations around the globe.  Jeff Tarr, DigitalGlobe’s CEO, will serve as President and Chief Executive Officer of the combined company.  After close, Matt O'Connell, Chief Executive Officer and President of GeoEye, is expected to assist the management of the combined company in an advisory capacity.  We plan to close the transaction in the fourth quarter of 2012 or the first quarter of 2013.  Until then, DigitalGlobe and GeoEye will continue to operate as independent companies.

Your business and our relationship are of paramount importance to all of us at DigitalGlobe, and the combination announcement will have no effect on how we conduct business with you or any of our customers.  You have my personal commitment and the commitment of the DigitalGlobe team to continue serving your needs with the same level of service that you have come to expect from DigitalGlobe.  Once the combination with GeoEye is complete, we look forward to offering our customers an even more robust suite of services and exploring additional ways to improve our service to meet their mission’s needs.

We will continue to update you with information as quickly and as thoroughly as possible.  Please do not hesitate to contact me directly if you have any questions.  Thank you for your continued support of DigitalGlobe.  We greatly appreciate and value our special relationship and thank you for being one of our best partners.

Sincerely,

DigitalGlobe Representative

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

DigitalGlobe Forward-Looking Statement
This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies' control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe’s and GeoEye’s reports filed with the Securities and Exchange Commission ("SEC"), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012 and June 30, 2012, which are available on the SEC's Web site (www.sec.gov).  There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It
In connection with the proposed strategic combination, DigitalGlobe plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of DigitalGlobe and GeoEye that also constitutes a prospectus of each of DigitalGlobe and GeoEye.  DigitalGlobe and GeoEye will mail the joint proxy statement/prospectus to their respective stockholders.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC's Web site (www.sec.gov).  Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s Web site (www.digitalglobe.com) under the tab "Investors" and then under the heading "SEC Filings," or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.  Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s Web site (www.geoeye.com) under the tab "About Us – Investor Relations" and then under the heading "SEC Filings," or by directing a request to GeoEye, 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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